UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 333-11470

SUNDAY Communications Limited (In Voluntary Liquidation)
(Exact name of Registrant as specified in its charter)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUNDAY COMMUNICATIONS LIMITED
(In Voluntary Liquidation)

INDEX TO EXHIBIT

Exhibit

1.	Notice dated January 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY COMMUNICATIONS
LIMITED
(In Voluntary Liquidation)

Date:	January 12, 2007	By:	/s/ Alexander Anthony Arena

			Name:	Alexander Anthony Arena
			Title:	Director

Exhibit 1

BUSINESS COMPANIES ACT
(BRITISH VIRGIN ISLANDS)

SUNDAY Communications Limited
(In Voluntary Liquidation)

TAKE NOTICE that SUNDAY Communications Limited

•	is in voluntary liquidation;

•	the voluntary liquidation commenced on 29 December 2006; and

•	Guy Eldridge of Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands has been appointed liquidator of the company.

Guy Eldridge Liquidator

Date: 11 January 2007